Mail Stop 4561

April 30, 2009

Mr. John C. Morrow
Chief Accounting Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **RE:** **BOK Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 8-K Dated April 29, 2009**
> **File No. 0-19341**

Dear Mr. Morrow:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, pages 46-49

1. We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial and commercial real estate loans. Please revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized. Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Financial Statements

(3) Securities, pages 75-78

2. In an effort to provide a reader with greater insight to the quality of your investment securities available for sale (AFS) and held-to-maturity (HTM) please provide to us and disclose in future filings the following:

    - Present in tabular format on a fair value and amortized cost basis, any significant concentrations within your AFS and HTM securities. In this regard, please disaggregate your mortgage-backed securities (e.g. Agency MBS, such as GNMA, FNMA, etc., Non Agency MBS, CMOs, etc.);

    - Provide a table, consistent with the format above, that presents the investment securities with their respective credit ratings; and

    - In addition to the information above, provide us with information through March 31, 2009, if available.

3.   The staff notes the company holds $1.6b in mortgage backed securities issued by
        publicly owned financial institutions in its available for sale portfolio which are
        fair valued at $1.2b at December 31, 2008. Please provide us a detailed analysis
        of the securities' impairment as of December 31, 2008 that identifies all available
        evidence, explains the relative significance of each piece of evidence, and
        identifies the primary evidence on which you rely to support a realizable value
        equal to or greater than the carrying value of the investment. Specifically tell us if
        you considered all available evidence, including information received after year
        end, affecting the projected cash flows as of the period end. We may have further
        comment based on your response.

4.   We note your disclosure that approximately $252m of the company's portfolio of
        mortgage backed securities are rated below investment grade by at least one of the
        nationally recognized rating agencies and have aggregate unrealized losses at
        December 31, 2008 of $92 million. In addition, we note your statement that the
        company expects the number of below investment grade securities to increase as
        the rating agencies continue their evaluation in a worsening economy. Please tell
        us how you determined that the securities impairment was temporary at December
        31, 2008 considering the fact that the securities were downgraded below
        investment grade at year end or subsequent to year end. This downgrade appears
        to be a critical and compelling piece of evidence considering the definition of a
        below investment grade credit rating states that there is high or substantial credit
        risk and that the security has speculative elements or is considered speculative.

(7) Intangible Assets, page 83

5.   We note your disclosure in Critical Accounting Policies and in the notes to the
        consolidated financial statements regarding goodwill impairment testing
        performed during the periods presented. Please provide us with at list (in tabular
        format) and consider disclosing in future filings, the reporting unit's fair value,
        carrying amounts, and reporting unit goodwill.

<u>(19) Fair Value of Financial Instruments, pages 102-104</u>

6.   We note your use of pricing models (independent and third party) to value financial instruments. Please tell us and revise your future filings to disclose the following:

- the number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the ultimate fair value used in your financial statements;

- whether, and if so, how and why, you adjusted prices obtained from the pricing service; and

- if true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principals of SFAS 157.

<u>Form 8-K dated April 29, 2009</u>

7.   We note your presentation of "tangible common equity ratio" in the information furnished under Item 7.01 of the Form 8-K dated April 29, 2009.   This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

- To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-K's, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3492 if you have questions.

Sincerely,

John Nolan
Senior Assistant Chief Accountant